Denison Mines Corp.
1100 – 40 University Ave
Toronto, ON M5J 1T1
www.denisonmines.com
@DenisonMinesCo

PRESS RELEASE

DENISON ANNOUNCES CAD$43.5M FINANCING
ARRANGEMENT WITH ANGLO PACIFIC GROUP PLC

Toronto, ON – February 1, 2017 Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) is pleased to announce that Denison Mines Inc. (“DMI”) and 9373721 Canada Inc. (“SPV”), both of which are wholly owned subsidiaries of the Company, have entered into definitive agreements with Anglo Pacific Group PLC (“APG”) and/or its wholly owned subsidiary Centaurus Royalties Ltd. (“Centaurus”) which are expected to raise aggregate gross proceeds to Denison of CAD$43,500,000 (the “Financing”).

The Financing is comprised of (1) a 13-year limited recourse lending arrangement involving a loan from APG to SPV (the “APG Loan”) and a further loan from SPV to DMI (the “SPV Loan”), each for CAD$40,800,000 (the “Lending Arrangement”), and (2) CAD$2,700,000 in proceeds from the sale, to Centaurus, of a stream equal to Denison’s 22.5% share of the proceeds from the toll milling of certain Cigar Lake ore by the McClean Lake mill (“Streaming Agreement”). Additional details are provided below.

Denison’s President & CEO, David Cates, commented, “This Financing represents a truly creative partnership between Denison and APG – whereby Denison is able to use its existing asset base to provide the Company with the financial flexibility needed to advance our flagship Wheeler River project towards a development decision. With recourse being limited to the proceeds from Denison’s interest in the toll milling revenues from the processing of Cigar Lake ore at the McClean Lake mill, this Financing allows Denison to benefit immediately from the cash flow expected to be produced from the McClean Lake mill over the next several years, without the overhang of a bullet payment or convert at the end of a debt, and without selling its strategic ownership stake in the McClean Lake mill or the McClean Lake Joint Venture (“MLJV”).”

Commenting on the Financing, Julian Treger, Chief Executive Officer of APG, noted, “This transaction ticks all the boxes for APG and moves forward our growth and diversification in a material way. The transaction should be accretive to our 2017 income, building on the more than doubling of income in 2016, which we now estimate to be in the range of £19.5m to £20.5m, following receipt of the final payment amount from Rio Tinto in respect of our Kestrel royalty. We are looking forward to working in partnership with Denison, and are pleased the structure of the transaction will facilitate its continued development.”

The Financing is expected to close in early February, and is conditional upon APG obtaining sufficient financing. APG is a publicly listed company, which trades on the London Stock Exchange (LSE: APF) and on the Toronto Stock Exchange (TSX: APY), and has announced (concurrently, with its own news release regarding the Financing) that it will launch an accelerated equity placement book building process, which is expected to close no later than 3:00PM (GMT) today.

CAD$40,800,000 Lending Arrangement

The proceeds from the APG Loan will be on-loaned by SPV to DMI under the SPV Loan, and will be available for use by DMI and/or Denison, as the Company continues to advance its 60% owned Wheeler River uranium development project towards the completion of a Pre-Feasibility Study (“PFS”).

Importantly, the SPV Loan is limited in its recourse against DMI, such that it is generally repayable only to the extent of Denison’s share of the toll milling revenues earned by the MLJV from the processing of the first 215 million lbs U3O8, from ore received from the Cigar Lake mine on or after July 1, 2016, under the terms of the current Cigar Lake Toll Milling Agreement (the “TMA”).

The APG Loan will accrue interest at a rate of 10% per annum, but does not have a predetermined principal repayment schedule. The APG Loan is secured by a first priority interest in the assets of SPV – which will essentially consist of the SPV Loan to DMI. The SPV Loan will accrue interest at a rate of approximately 10% per annum, and also does not have a predetermined principal repayment schedule. Denison will guarantee the limited recourse loan repayments and will grant a second ranking pledge of its shares of DMI to secure performance by DMI of its obligations to pay the SPV Loan (on the limited recourse basis described above). The share pledge is second ranking to Denison’s existing pledge of the shares of DMI to The Bank of Nova Scotia (“BNS”) under the terms of its CAD$24,000,000 Letters of Credit Facility
(“BNS Facility”).

Both the APG Loan and the SPV Loan provide for regular payments against accrued and capitalized interest and principal balances to the extent payable in respect of Denison’s share of the toll milling revenue earned by the MLJV from the Cigar Lake TMA.

CAD$2,700,000 Streaming Agreement

The Streaming Agreement entitles Centaurus to receive a stream from DMI equal to the amount of the toll milling revenue received by DMI under the TMA, once throughput from the McClean Lake mill exceeds 215 million lbs U3O8, from ore received from the Cigar Lake mine, on or after July 1, 2016.

Other Financing Highlights

●
No Warranty of the Future Rate of Production – In addition to the limited recourse nature of both the Lending Arrangement and the Streaming Agreement, no warranty is provided by Denison, DMI or SPV to APG or Centaurus regarding the future rate of production at the Cigar Lake Mine and/or the McClean Lake mill, or the amount or collectability of proceeds to be received or receivable by the MLJV in respect of toll milling Cigar Lake ore.

●
Denison Retains Ownership of its 22.5% Interest in the MLJV – While the Financing is limited in recourse to Denison’s share of the toll milling revenues earned from the MLJV from the processing of Cigar Lake ores under the TMA, Denison continues to own its 22.5% strategic interest in the MLJV, including the fully licensed and operating McClean Lake uranium mill, which is situated in the infrastructure rich eastern portion of the Athabasca Basin region in northern Saskatchewan.

●
Potential for an Additional CAD$2,124,808 in Proceeds from the Exercise of Warrants – In connection with the closing of the Financing, Denison will grant 1,673,077 share purchase warrants, subject to receipt of regulatory approvals (including the approval of the Toronto Stock Exchange and the NYSE MKT), in satisfaction of a CAD$435,000 arrangement fee payable to APG. The warrants are expected to have an exercise price of CAD$1.27 per share, and will be exercisable for a period of 3 years immediately following the closing of the Financing. As a result, Denison may receive a further CAD$2,124,808 in proceeds from the exercise of the warrants.

●
Amendment and Extension of BNS Facility – The terms of the BNS Facility have been amended to reflect certain changes required to facilitate an Intercreditor Agreement between APG, Centaurus, BNS, DMI and SPV. Amongst those changes, BNS and DMI have agreed, on the closing of the Financing, to replace a restrictive covenant to maintain CAD$5,000,000 on deposit with BNS (under the previous BNS Facility) with a pledge of CAD$9,000,000 in restricted cash or GIC’s as collateral. Under the amended BNS Facility, Denison will pay letter of credit fees of 0.4% on the first CAD$9,000,000 (associated with the restricted cash), and 2.4% on the remaining CAD$13,000,000 of letters of credit issued under the facility. This is expected to result in savings to Denison of approximately CAD$180,000 per annum in letters of credit fees. In addition to the amendments, the maturity date under the BNS Facility has been extended to January 31, 2018.

●
Use of Proceeds – The net proceeds of the Financing are expected to be used to fund development and exploration expenditures at the Company’s projects and for general corporate and working capital purposes.

●
Advisors & Counsel – Denison's financial advisor in respect of the Financing is Pareto Securities Limited, and its legal counsel is Blake, Cassels & Graydon LLP.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan. Including its 60% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison's exploration portfolio consists of numerous projects covering over 350,000 hectares in the infrastructure rich eastern Athabasca Basin. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 63.01% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “believes”, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”. In particular, this press release contains forward-looking information pertaining to the following: the Financing and its anticipated completion, receipt of required regulatory approvals, the material terms of the Financing, anticipated use of proceeds and Denison’s ability to derive the anticipated benefits thereof.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but there can be no assurance that such statements will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the “Risk Factors” in Denison’s Annual Information Form dated March 24, 2016 available under its profile at www.sedar.com and in its Form 40-F available at www.sec.gov/edgar.shtml. These factors are not, and should not be construed as being, exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in its expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.